May 18, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Richard Novis, President
Northern Explorations, Ltd.
470 Granville Street, Suite 1120
Vancouver, B.C. V6C 1V5

Re:      Northern Explorations, Ltd.
	Form SB-2, Amendment 6 filed May 9, 2006
	File No. 333-125068

Dear Mr. Novis:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please clarify supplementally whether or not Mr. Novis is still an employee of MicroCap. We have noted a press release by eTotalSource, which is dated January 31, 2005, and which seems to imply that he is not. It states the following: "Richard Novis will continue providing IR services for the Company and will supplement the efforts of Micro Cap (our emphasis)." Also, please revise Mr. Novis` business experience disclosure, if appropriate.
2. Please clarify supplementally whether or not Mr. Novis was, or is, an employee of Rincon Resources. A press release dated November 15,
2004, from Rincon Resources refers to "Richard Novis of Rincon Resources (our emphasis)." Please include in his business experience disclosure, if appropriate.


Description of Business - In General, page 11
3. We note your response to comment 1. We also note your disclosure that "as we are in the business of acquiring and exploring mineral properties, we may acquire mineral properties in the future though we do not have nay present intention of doing so." Please revise your statement in the first sentence of the third paragraph on page 12, to indicate that you will not enter into a merger with, or acquisition of, another business entity, other than an acquisition of mineral properties in the next 12 months, if true.
4. We note your response to comment 2 that your phase II program will recommence in late June of 2006. Your disclosure indicates that phase II is scheduled for completion in late June of 2006. Revise to clarify when your phase II program will recommence.
5. We note your disclosure under Budget Phase II that you expect the phase II program to take an additional two weeks to complete and it will likely occur in April 2006. Revise to update your disclosure as appropriate.


Part II

Undertakings, page II-4
6. Revise to update your undertakings.  See Item 512 of Regulation
S-
B.


Other Regulatory
7. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  	Joseph Emas, Esq.
      By facsimile to (305) 551-1274
      Richard Novis
By facsimile to (604) 713-8018
Northern Exploration Ltd.
May 18, 2006
Page 3